HUDSON RIVER BANCORP, INC. AND COHOES BANCORP, INC.
                         TO COMBINE IN MERGER OF EQUALS

         Hudson River Bancorp, Inc. (Nasdaq-NNM: HRBT) ("Hudson River") and Cohoes Bancorp, Inc. (Nasdaq-NNM: COBI) ("Cohoes"), two of the largest Capital District-based savings banks in the Greater Albany area, announced today a definitive agreement to merge their respective holding companies and banking operations in a merger of equals to form one of the strongest savings banks in the region. The combined banking operations will have approximately $1.9 billion in total assets and a market capitalization in excess of $230 million. Upon completion of the merger, the combined holding company will be called Cohoes-Hudson Bancorp, Inc. ("Cohoes-Hudson") and the bank will be called Hudson River Bank & Trust Company. The combined banking operation will have a total of 38 branches throughout the counties of Columbia, Rensselaer, Albany, Schenectady, Dutchess, Greene and Warren.

         The agreement provides that the common shareholders of Cohoes will receive 1.185 shares of Hudson River common stock for each Cohoes common share in a tax-free exchange. Hudson River will issue approximately 9.4 million shares of stock to complete the merger, which will be accounted for under the purchase method of accounting. Following the merger, the former Hudson River and Cohoes shareholders will each own approximately 62% and 38% of the combined company, respectively. The merger, which has been approved by the Boards of Directors of both Hudson River and Cohoes, is valued at approximately $87.3 million based on the market price of Hudson River common stock as of the close of trading on April 24, 2000. Based on the April 24, 2000 market price of Cohoes common stock, the exchange ratio results in an implied price for each Cohoes share of approximately $11.04.

         It is anticipated that the merger will result in annual pre-tax cost savings of approximately $3.4 million by the end of the combined companies' first full year of operations, or approximately 7% of the combined companies' operating costs, and will create an expanded revenue base. It is currently anticipated that all branches will remain open post-merger.

         The  transaction  is  expected  to be  immediately  accretive  to  both companies' earnings per share in 2000. This will be accomplished as a consequence of the synergies of consolidating operations, without regard to revenue enhancements. Management believes that this transaction should significantly enhance the combined company's future earnings per share growth rate.

         Cohoes-Hudson's new Board of Directors will be comprised of equal numbers of directors from both companies. Executive management positions will be filled by Harry Robinson of Cohoes, Chairman and Chief Executive Officer, Carl Florio of Hudson River, President, Richard Ahl of Cohoes, Chief Operating Officer, Timothy Blow of Hudson River, Chief Financial Officer and Sidney Richter of Hudson River, Senior Lending Officer. Harry L. Robinson, the President and Chief Executive Officer of Cohoes, will serve as Chairman for six years and Chief Executive Officer for an initial term of three years. After the third anniversary of the effective date of the merger, a transition will occur such that Carl A. Florio and Harry L. Robinson will be co-Chief Exectuive

Officers for six months, after which time Mr. Florio will be the sole Chief Executive Officer. The transition phase is expected to occur over a six-month period.

         Carl A. Florio, Hudson River's President and Chief Executive Officer, said, "We believe the transaction will be beneficial to the shareholders of both institutions. Hudson River and Cohoes complement each other extraordinarily well. The addition of Cohoes's 21-office branch network supplements our recent acquisition of Schenectady Federal Savings and its 4 branch offices in Schenectady County and further enhances our strategy for market expansion and product diversification. Our proven retail strategy and our products and services should add significant value to Cohoes's extensive retail network."

         Harry L. Robinson, President and Chief Executive Officer of Cohoes, summarized the announcement, "This transaction fits our existing strategy perfectly. We had embarked on a series of efforts designed to strengthen Cohoes's retail franchise. As a combined entity, we will be able to accelerate that process substantially. The transaction preserves the earnings momentum and capital growth that existed for us before the merger."

         Both men observed that the combined company will be well capitalized, with an equity to asset ratio in excess of 15%. The combined company will continue Hudson River's strategies of market expansion while focusing on integrating the products and services offered by both companies throughout the branch network. In addition to market expansion, the structure of the transaction using the purchase method of accounting will leave intact the combined companies' ability to enhance shareholder value through stock repurchase programs.

         In connection with the merger agreement, Hudson River and Cohoes have granted each other options to purchase up to 19.9% of the outstanding shares of each other's common stock under certain circumstances in the event the transaction is terminated.

         The merger is expected to be completed before the end of calendar 2000, subject to regulatory approval and ratification by Hudson River and Cohoes shareholders.

         Hudson River Bancorp, Inc., Hudson, New York, with 17 branch offices, had $1.1 billion in assets and $749 million in deposits as of March 31, 2000.

         Cohoes Bancorp, Inc., Cohoes, New York, with 21 branch offices, had $704 million in assets and $492 million in deposits as of March 31, 2000.

FORWARD LOOKING STATEMENTS

         When used in this press release or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "significantly" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors could affect the Bank's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

         Hudson River and Cohoes will be filing relevant documents concerning the merger with the Securities and Exchange Commission ("SEC"). WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes will be available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River will be available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED FROM THE RESPECTIVE COMPANIES.

================================================================================
                           Hudson River Bancorp, Inc.
                                       &
                              Cohoes Bancorp, Inc.

                               Synopsis of Merger

                                 April 25, 2000
================================================================================

     These investor materials contain forward-looking statements that involve risk and uncertainty. It should be noted that a variety of factors could cause the compined company's acutal results and experience to differ materially form the anticipated results or other expectations expressed in the combined company's forward-looking statements.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

[Map of Combined Market Area of Cohoes Savings Bank and Hudson River Bank and Trust Company]

TRANSACTION BENEFITS
================================================================================

     STRATEGIC:

          - Creates a dominant franchise with assets of approximately $1.8 billion and a $230mm market capitalization

          - Expands core market area and creates critical mass in upstate New York with a strong local presence

          - Enhances ability to compete and widens product range through a broadened customer base with similar demographics

          -    Provides an additional platform for further growth

     FINANCIAL:

          -    Significantly accretive to earnings

          -    Strong capital position

          -    Purchase acct. provides flexibility to maintian stock repurchases

          -    Increases liquidity

          -    Identified cost savings of approximately $3.6 million

          - Revenue enhancements and/or deployment of excess capital/ incremental cash will further enhance financial benefits

DESCRIPTION OF HUDSON RIVER (HRBT)
================================================================================

- Headquartered in Hudson, NY, the company provides full-service banking, as well as investment management, trust and commercial services through its subsidiary, Hudson River Bank & Trust Company. The company operates 17 branch offices.

- A summary of the bank's balance sheet and earnings performance as of March 31, 2000 is as follows:

          (in thousands)
                              Total Assets:            $1,149,547
                              Loans, net:                 804,247
                              Securities:                 255,549
                              Deposits:                   748,563
                              Total Equity:               200,723
                              Equity to Assets:            17.46%
                              LTM Earnings:                 9,526
                              LTM EPS:                       $.65
                              LTM ROE:                      5.09%

DESCRIPTION OF COHOES BANCORP (COHB)
================================================================================

- Unitary holding company headquartered in Cohoes, NY. Its principal subsidiary, Cohoes Savings Bank, operates 21 banking locations throughout the NY upstate region.

- A summary of the bank's balance sheet and earnings performance as of March 31, 2000 is as follows:

          (in thousands)
                              Total Assets:            $704,414
                              Loans, net:               577,442
                              Securities:                97,321
                              Deposits:                 491,508
                              Total Equity:             121,136
                              Equity to Assets:           17.20%
                              LTM Earnings:            $  6,056
                              LTM EPS:                 $   0.72
                              LTM ROE:                     4.58%

STRONG NY MARKET SHARE
================================================================================
Deposit Data & Market Share Information is as of June 30, 1999
Source: SNL Securities, L.P.

County      Institution      Total Deposits ($000)  Market Share %
----------- ---------------  ---------------------  --------------

Albany         HRBT                $   38               .62%
               COHB                   321              5.32
                                   ------             -----
               Pro Forma              359              5.94

Columbia       HRBT                   457             59.22

Dutchess       HRBT                    24               .84

Greene         COHB                     1               .17

Rensselaer     HRBT                    63              4.08
               COHB                    57              3.71
                                   ------             -----
               Pro Forma              119              7.79

Saratoga       COHB                    48              2.87

Schenectady    HRBT                   176              8.51
               COHB                    24              1.18
                                   ------             -----
               Pro Forma              200              9.69

Warren         COHB                     7               .71

TRANSACTION DESCRIPTION - TERM SHEET
================================================================================

Exchange Ratio:     Fixed exchange ratio of 1.185 shares of HRBT for each COHB share.

Value: COHB shareholders receive $11.04, based on HRBT's closing stock price of $9.31 through 4/24/00. The aggregate offer is approximately $87.3 million.

Ownership Profile:  HRBT 62% / COHB 38%

Management:         Chairman & CEO:  Robinson for next 36 mos.
                    President: Florio
                    On the third anniversary, CEO position shared between Robinson and Florio, for a six month transition. Then
                    Florio is sole CEO and Robinson continues as chairman.

BOD Representation: 6 HRBT members / 6 COHB members

Accounting/
Stock Percentage:   Purchase Accounting; 100% Stock

Stock Purchase
Option:             Reciprocal standard 19.9% Agreements

STRONG BALANCE SHEET COMPOSITION
================================================================================

Estimated March 31, 2000 Pro Forma Balance Sheet
($ in millions)

                                                                      Estimated
                                                  HRBT       COHB     Pro Forma
                                              ----------- ---------- -----------

Assets                                        $1,149        $704      $1,853
Loans                                            804         577       1,381
   Investments                                   255          97         352
Deposits                                         749         491       1,240
Borrowings                                       151          80         231
Tangible Capital                                 189         121         300

App. Market Capitalization                       146          84         230

Borrowings/Assets                              13.14%      11.36%      12.40%

Tangible Capital/Assets                        16.62%      17.20%      15.88%

LLR Loans                                       2.38%       1.84%       1.48%

ATTRACTIVE EPS ACCRETION
================================================================================
($ in millions, except for per share data)

                                                                 Est. 2002
                                                               -------------
HRBT Estimated Net Income ($ .99)(1)                                $11.8
COHB Estimated Net Income ($1.11)(1)                                  6.9
                                                                    -----
     Total Estimated Net Income                                      18.7

After-Tax Cost Savings ($3.6 Pre-Tax)                                 2.3
After-Tax Earnings on Incremental Cash/ Capital                         0
Revenue Enhancements                                                    0
Purchase Accounting Adjustments (2)                                     2
                                                                    -----
     Pro Forma Net Income                                           $23.0
                                                                    =====

Estimated Pro Forma FD Shares                                        23.3
                                                                    -----
Pro Forma EPS                                                       $0.98
                                                                    =====

HRBT EPS Accretion                                                    13%

COHB EPS Accretion                                                    16%

(1) I/B/E/S estimates unavailable for fiscal year 2002. Based on managements' expectations.
(2) Includes amortization of negative goodwill generated in transaction plus any balance sheet mark to markets.

COST SAVING ANALYSIS
================================================================================

Non Interest Expense                         (In Thousands)
--------------------------------             --------------

Salary & Benefits                                $1,669

Occupancy Expense                                   104

ESOP Expense                                        616

Other Operating Expenses                          1,212
                                                 ------

     Total                                       $3,601


Estimated Pre-tax Merger and Restructuring Charges of $6mm

Note: Full phase in expected in 2001.

REVENUE ENHANCEMENT OPPORTUNITIES
================================================================================

-    Incremental earnings potential through ability to leverage excess capital

-    Trust services

-    Expansion of small business lending

-    Cash management services

-    Expanded legal lending limit